UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

QLT, Inc.

File No. 0-17082- CF#33002
_____

QLT, Inc. submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to a Forms 8-K filed on June September 27, 2012, December 31, 2012, as amended, and April 9, 2013.

Based on representations by QLT, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.64	8-K	September 27, 2012	through September 30, 2018
10.65	8-K	September 27, 2012	through September 30, 2018
10.68	8-K	December 31, 2012, as amended	through September 30, 2018
10.70	8-K	April 9, 2013	through September 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary